EXHIBIT 1

                                    [TRANSLATION]
                                                                 August 25, 2008

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                  PRESS RELEASE

                      THE INDUSTRIAL DEVELOPMENT BANK LTD.
                           CONTINUES TO SHOW A PROFIT:

                           THE NET PROFIT OF THE BANK
                         FOR THE SECOND QUARTER OF 2008
                           AMOUNTED TO NIS 7.8 MILLION
        COMPARED WITH NIS 4.1 MILLION IN THE COMPARABLE PERIOD LAST YEAR

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At its meeting on August 24, 2008, the Board of Directors of the Industrial
Development Bank approved the financial statements as of June 30, 2008.

DR. RAANAN COHEN, THE CHAIRMAN OF THE BOARD OF DIRECTORS AND URI GALILI, THE GENERAL MANAGER OF THE BANK:

The recovery process which the Bank has undergone since 2003 has led to a change that has brought the Bank to its anticipated privatization. The fact that the Bank shows a net profit of NIS 7.8 million in the second quarter and NIS 9 million in the first half of the year is a remarkable accomplishment and reflects the enormous success which no one foresaw a few years ago. The Bank's accomplishments in recent years brought about the conditions under which we have started a privatization process in place of a closure process. As part of the privatization process, on July 6, 2008, the Bank filed with the Tel Aviv District Court a motion to approve a compromise and arrangement plan between the Bank and its shareholders pursuant to Section 350 of the Companies Law - 1999.

THE EQUITY OF THE BANK, INCLUDING PREFERENCE SHARES, totaled approximately NIS 587 million as of June 30, 2008 compared with NIS 557 as of December 31, 2007 and approximately NIS 522 million as of June 30, 2007.

THE NET PROFIT OF THE BANK in the second quarter of 2008 totaled NIS 7.8 million compared with NIS 4.1 million in the second quarter of 2008. In the first half of 2008, the net profit amounted to NIS 9 million, an amount identical to the net profit in the first half of 2007.


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PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCES FOR DOUBTFUL DEBTS for the
first half of 2008 amounted to NIS 22.7 million compared with NIS 19.3 million for the first half of 2007. The increase in the profit from financing operations was due to an increase in income from interest collected for problematic loans and a decrease in the scope of problematic loans classified as non-income bearing loans, this despite a decrease in the scope of financing operations as a result of the repayment of existing credits, and the non-granting of new credits.

THE ALLOWANCE FOR DOUBTFUL DEBTS - In the first half of 2008 this item recorded income in the amount of NIS 15.8 million compared with an expense in the amount of NIS 2.2 million in the first half of 2007.The prominent component of the income in this item was the collection of debts that were written-off in the past in the amount of NIS 8 million primarily from a one-time payment from the agricultural settlement sector as a result of the sale of the holdings of the kibbutzim in the shares of Tnuva.

PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCE FOR DOUBTFUL DEBTS amounted to NIS 38.5 million in the first half of 2008 compared with NIS 17.1 million in the comparable half of 2007.

INCOME FROM OPERATING AND OTHER ACTIVITIES showed an income of NIS 0.8 million in the first half of 2008 compared with NIS 7.9 million in the first half of 2007. The principal component in which there was a change, was a loss from shares totaling NIS 0.3 million, compared with a profit of NIS 5.7 million in the first half of 2007.

OPERATING AND OTHER EXPENSES totaled NIS 27.7 million in the first half of 2008 compared with NIS 16.0 million in the comparable period of 2007. The increase in operating expenses is primarily a result of the fact that following the government's resolution to privatize the Bank, the Board of Directors of the Bank approved a supplement to the special payments that will be paid to the employees at the time of the termination of their employment. This supplement totals approximately NIS 11 million for which an expense is included in the early retirement item.

TOTAL CREDIT TO THE PUBLIC, excluding credit guaranteed by the State of Israel to the Israel Electric Company Ltd. out of a deposit of the State with the Bank, amounted to NIS 434 million as of June 30, 2008 compared with NIS 558 million as of December 31, 2007.

THE BALANCE SHEET AMOUNT FOR PROBLEMATIC BORROWERS amounted to NIS 242.6 million as of June 30, 2008 as compared with NIS 308.9 million as of December 31, 2007.

THE BALANCE OF THE CREDIT LINE GRANTED TO THE BANK BY THE BANK OF ISRAEL amounted to approximately NIS 372 million as of June 30, 2008 as compared with NIS 481 million as of December 31, 2007.